World Point Terminals, LP

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

August 1, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker Karina V. Dorin

Re:	World Point Terminals, LP
Amendment No. 2 to Registration Statement on Form S-1
Filed July 23, 2013
Amendment No. 3 to Registration Statement on Form S-1
Filed July 26, 2013
Commission File No. 333-189396

Ladies and Gentlemen:

This letter sets forth the responses of World Point Terminals, LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 31, 2013 (the “Comment Letter”) with respect to Amendments No. 2 and No. 3 to Registration Statement on Form S-1, File No. 333-189396, filed by the Partnership on July 23, 2013 and July 26, 2013, respectively (together the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with the Commission. All references to page numbers in the Partnership’s responses relate to pages in Amendment No. 4.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

August 1, 2013

Correspondence Filed July 22, 2013

Exhibit A – Prospectus

Unaudited Pro Forma Combined Financial Statements, page F-2

1.	We note you disclose that your pro forma combined financial statements give pro forma effect to the execution of a new $200 million revolving credit facility. Clarify for us the extent to which you have a planned draw of this credit facility that would meet the criteria set forth in Rule 11-02(b)(6) of Regulation S-X requiring pro forma adjustments.

Response: We acknowledge the Staff’s comment and advise the Staff that we will not draw on the $200 million revolving credit facility at closing and do not otherwise have a planned draw that meets the criteria set forth in Rule 11-02(b)(6).

Note 2 – Pro Forma Combined Balance Sheet Adjustments, page F-7

2.	We note you disclose under (b) that you plan to use the net proceeds from the offering to distribute $29.9 million to the selling unitholder, to reimburse for costs associated with the offering and for capital expenditures related to the contributed assets.

Clarify for us the extent to which the $29.9 million represents a planned distribution akin to a dividend to the unitholder. For such amount, please provide a pro forma balance sheet reflecting the distribution accrual alongside your historical balance sheet, and related pro forma per unit data pursuant to SAB Topic 1:B.3.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 14, 53 and F-7.

Registration Statement on Form S-1

Exhibits

3.	Please revise your exhibit index to reflect that confidential treatment has been requested with respect to certain portions of exhibits 10.5 and 10.6.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages II-2 and II-5.

* * * *

August 1, 2013

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours,

WORLD POINT TERMINALS, LP

By: WPT GP, LLC, its general partner

By:	/s/ Steven G. Twele
Steven G. Twele Chief Financial Officer

Cc:	Paul A. Novelly World Point Terminals, LP

Sean T. Wheeler Latham & Watkins LLP

Joshua Davidson Baker Botts L.L.P.